Deutsche Strategic Municipal Income Trust (the
"Fund")

Sub-Item 77Q1(d): Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I

A copy of Appendix B to the Fund's Statement
Establishing and Fixing the Rights and Preferences of Floating Rate Municipal Term Preferred Shares is attached under Sub-Item 77Q1(a).